Filed by Sustainable Opportunities Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Sustainable Opportunities Acquisition Corp.

Commission File No. 001-39281

Sky News Ian King Live Interview Transcript

March 15, 2021

Ian King

There’s a huge upheaval in the car industry at the moment and it’s all mainly about the shift to electric vehicles because of the huge investment needed in lots of areas—changing production, creating new models and making sure consumers will actually find them. One of the key issues is creating the capacity to make enough batteries. And one of the big issues with batteries is that they need specific metals that are often difficult, expensive, and environmentally damaging to get hold of. Well, a company called Deep Green is developing a new, and it says more responsible way, to get them from the sea floor. Chief executive Gerald Barron joins me this morning, Gerard welcome to you.

Now you’re planning to get what you call these polymetallic nodules off the sea floor. How much does that cost compare with conventional mining in purely financial terms?

Gerard Barron

Yeah, Hi Ian. Well, and these are they, and they literally lie on the ocean floor and so when you think about costs, the costs work very favorably because they literally lay on the ocean floor and they are also full of very high-grade battery metals, up to 10 times higher grade of material. So, we’ll be able to produce the important battery metals like nickel and cobalt in the bottom quartile of the cost curve and that’s largely driven by the very high grade.

Ian King

Great. And what damage does it do to the ocean ecosystem taking these off the ocean floor?

Gerard Barron

Well there’s no perfect solution. And so, I always remind people that if we had our time again, we’d carry out constructed extractive industries in parts of the planet, where there was the least life, we wouldn’t go and rip up our rainforests. We’d go to our desert, and that’s what we’re dealing with here in the abyssal zone. It’s around 4,000 meters below sea level, and it’s a part of the planet that is the most common. It’s the world’s biggest desert. It just happens to be covered by 4,000 meters of water. If we measure life in the form of biomass, there’s around 13 grams of biomass per square meter. If we compare that to the number one nickel producing country being Indonesia, there’s around 20 to 30 kilograms of biomass, life, living matter that gets destroyed every per square meter.

Ian King

Now you’ve just announced plans to come to the markets via merger with a so-called blank check Company, SPAC, what are the benefits to going public for you?

Gerard Barron

Well, the main benefit is access to capital and being able to move forward with the project in a timely manner. We expect to be producing battery metals in 2024. So obviously being able to access capital, the best terms is a really positive thing for us, but there’s another benefit and that the public stage that it gives us. This is a really important topic — the impact of producing metals isn’t well understood. We know all about the impact of fossil fuels, but there hasn’t been the same attention applied to what’s the true impact of reducing battery materials. I can tell you now it’s not pretty. So, what our message is that we can reduce those impacts of battery metals and massively compress the environmental and social impacts compared to producing those metals from land-based ore bodies.

Ian King

Looking at the valuation of the company once you list, I mean the putative valuation is around $US2.9 billion, that seems a hell-of-a-lot of money for a company that doesn’t expect to go cash flow positive until 2027?

Gerard Barron

Well, what underpins the value is the resource, and so we can control three license areas in this part of the Pacific Ocean, and we have already defined the resource on two of those areas. And so, we know we have 1.6 billion tons of these guys lying on the ocean floor. That’s enough nickel and cobalt and cooper and manganese to build around 280 million mid-sized electric vehicle batteries. So, any great resource company is always underpinned by the quality of the resource.

In our case, we have the world’s largest undeveloped resource of battery metals.

Ian King

Gerard, who has the right to extract all these rocks from the seabed? Is it just a free-for-all or is it regulated?

Gerard Barron

No, it’s regulated by the International Seabed Authority. Fifty years ago, Ian, the industry almost got started. There were many hundreds of millions of dollars invested, many of the technological challenges were solved, but what hadn’t been agreed was “Who owns the oceans?”

And so, it was the United Nations that stepped in and stopped the progress then. But now there is a regulatory environment that allows us to explore, and we are through our exploration phase, which means we are through our environmental work – the latest expedition left San Diego two days ago, in fact. And so, the pathway to extraction is now very secure, which it wasn’t in the past.

That’s why this industry is opening up now.

Ian King

Alright Gerard Barron, fascinating subject. Really appreciate you joining me today. Thank you.

END

Additional Information

This communication is being made in respect of a proposed business combination transaction contemplated by the business combination agreement (the “Business Combination Agreement”), dated as of March 4, 2021, by and among Sustainable Opportunities Acquisition Corp. (“SOAC”), 1291924 B.C. Unlimited Liability Company, an unlimited liability company existing under the laws of British Columbia, Canada, and DeepGreen Metals Inc., a company existing under the laws of British Columbia, Canada (the “Company” or “DeepGreen”) and other concurrent agreements related thereto (together, the “Business Combination”). In connection with the proposed Business Combination, SOAC intends to file with the U.S. Securities and Exchange Commission’s (“SEC”) a Registration Statement on Form S-4, including a preliminary proxy statement/prospectus and a definitive proxy statement/prospectus with the SEC. SOAC’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus as well as other documents filed with the SEC in connection with the proposed Business Combination, as these materials will contain important information about DeepGreen, SOAC, and the proposed Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to shareholders of SOAC as of a record date to be established for voting on the proposed Business Combination. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Investors@soa-corp.com.

Participants in the Solicitation

SOAC and its directors and executive officers may be deemed participants in the solicitation of proxies from SOAC’s shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in SOAC will be included in the proxy statement/prospectus for the proposed Business Combination and be available at www.sec.gov. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed Business Combination when available.

DeepGreen and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of SOAC in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination will be included in the proxy statement/prospectus for the proposed Business Combination.

Forward Looking Statements

Certain statements made herein are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, without limitation, SOAC and DeepGreen’s expectations with respect to future performance, development of its estimated resources of battery metals, potential regulatory approvals, and anticipated financial impacts and other effects of the proposed Business Combination, the satisfaction of the closing conditions to the proposed Business Combination, the timing of the completion of the proposed Business Combination, and the size and potential growth of current or future markets for the combined company’s supply of battery metals. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside SOAC’s and DeepGreen’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: the occurrence of any event, change, or other circumstances that could give rise to the termination of the Business Combination Agreement; the outcome of any legal proceedings that may be instituted against SOAC and DeepGreen following the announcement of the Business Combination Agreement and the transactions contemplated therein; the inability to complete the proposed Business Combination, including due to failure to obtain approval of the shareholders of SOAC and DeepGreen, certain regulatory approvals, or satisfy other conditions to closing in the Business Combination Agreement; the occurrence of any event, change, or other circumstance that could give rise to the termination of the Business Combination Agreement or could otherwise cause the transaction to fail to close; the impact of COVID-19 on DeepGreen’s business and/or the ability of the parties to complete the proposed Business Combination; the inability to obtain or maintain the listing of the combined company’s shares on NYSE or Nasdaq following the proposed Business Combination; the risk that the proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation of the proposed Business Combination; the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, the commercial and technical feasibility of seafloor polymetallic nodule mining and processing; the supply and demand for battery metals; the future prices of battery metals; the timing and content of ISA’s exploitation regulations that will create the legal and technical framework for exploitation of polymetallic nodules in the Clarion Clipperton Zone; government regulation of deep seabed mining operations and changes in mining laws and regulations; environmental risks; the timing and amount of estimated future production, costs of production, capital expenditures and requirements for additional capital; cash flow provided by operating activities; unanticipated reclamation expenses; claims and limitations on insurance coverage; the uncertainty in mineral resource estimates; the uncertainty in geological, hydrological, metallurgical and geotechnical studies and opinions; infrastructure risks; and dependence on key management personnel and executive officers; and other risks and uncertainties indicated from time to time in the final prospectus of SOAC for its initial public offering and the proxy statement/prospectus relating to the proposed Business Combination, including those under “Risk Factors” therein, and in SOAC’s other filings with the SEC. SOAC and DeepGreen caution that the foregoing list of factors is not exclusive. SOAC and DeepGreen caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. SOAC and DeepGreen do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.